UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2024

JUKEBOX HITS VOL. 1 LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-12335

Delaware	93-1635027
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10000 WASHINGTON BLVD. SUITE 07-134 CULVER CITY CA	90232
(Address of principal executive offices)	(Zip Code)

(213) 290-4817

Registrant’s telephone number, including area code

ROYALTY SHARES

(TITLE OF EACH CLASS OF SECURITIES ISSUED PURSUANT TO REGULATION A)

Jukebox Hits Vol. 1 LLC.

Form 1-SA

Semiannual Period Ending June 30, 2024

September 30, 2024

DESCRIPTION OF THE COMPANY’S BUSINESS

We incorporate by reference the section titled “Description of the Company’s Business,” filed on Form 1-A dated February 15, 2024 and qualified February 29, 2024 (the “Qualified Offering Statement”). .

Item 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results may differ materially from such statements.

Overview

We were formed as a Delaware limited liability company on April 3, 2023 to facilitate and manage investors’ economic exposure to the Royalty Rights. The Company will facilitate and manage investor interests in the Royalty Rights by issuing Royalty Shares to investors in its ongoing offering of Royalty Shares pursuant to the Qualified Offering Statement (herein, the “Offering”).

The Royalty Shares represent the contractual right to receive a specified portion of any Income Interests we receive that relate to Royalty Rights for the specific Music Assets set forth in the “Royalty Shares Offering Table” beginning on page 65 of the Qualified Offering Statement. The Company will enter into one or more Purchase Agreements with Income Interest Owners related to Music Assets. Royalty Shares will be issued in series, with each series corresponding to a portion of the Royalty Rights derived from Income Interests associated with specified Music Assets. Investors who acquire Royalty Shares from the Company will be entitled to receive Royalty Share Payments, a pro rata portion of the royalties, fees, and other income streams embodied in Income Interests we receive from the specified Royalty Rights that correspond to such Royalty Shares (less any fees and expenses as further described herein), calculated based on the number of Royalty Shares of a particular series that an investor holds compared to the total outstanding number of Royalty Shares of such series. Royalty Shares are unsecured limited obligations of the Company and do not confer any voting rights on the holders thereof. Purchasing Royalty Shares does not confer to the investor any ownership in the Company, the Trust, or the underlying music portfolio containing the Music Assets.

As of February 29, 2024, we began operations relating to facilitating investor economic exposure to, investment in, and maintenance of rights associated with the Royalty Shares.

We describe below certain critical accounting policies that we intend to adopt. We will include audited financial statements in our annual reports with the SEC on Form 1-K and, where appropriate, in any post-qualification amendments to the Qualified Offering Statement, containing required financial statements, presented in accordance with GAAP, including a balance sheet and statements of operations, company equity and cash flows, with such statements having been audited by an accountant selected by the Company.

The Company is managed by its sole member, Double Platinum Management LLC, also referred to herein as the Manager. The Manager is a single-member Delaware limited liability company, wholly owned by Jukebox Holding. Subject to the limitations in our Operating Agreement, the Manager has the authority to make all the decisions regarding our facilitation and management of investors’ economic exposure to our Royalty Rights, and will assist the Company in providing asset management, marketing, investor relations and other administrative services on our behalf. We are not aware of any trends, uncertainties, demands, commitments, or events that will materially affect our operations or the liquidity or capital resources of the Manager.

Critical Accounting Policies and Estimates

The preparation of our financial statements in accordance with generally accepted accounting principles is based on the selection and application of accounting policies that require us to make significant estimates and assumptions about the effects of matters that are inherently uncertain. We believe that the accounting policies discussed below are critical to the understanding of our financial statements. Actual results could differ from our estimates and assumptions, and any such differences could be material to our financial statements.

Going Concern

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. There is no assurance that sufficient funds required during the next year or thereafter will be generated from operations or that funds will be available through external sources. The lack of additional capital resulting from the inability to generate cash flow from operations or to raise capital from external sources would force the Company to substantially curtail or cease operations and would, therefore, have a material effect on the business. Furthermore, there can be no assurance that any such required funds, if available, will be available on attractive terms or they will not have a significant dilutive effect on the Company’s existing shareholders. We have therefore concluded there is substantial doubt about our ability to continue as a going concern through December 31, 2024. For additional information, see Note 2, “Going Concern Analysis,” included in the financial statements contained in the Qualified Offering Statement and below.

Investment in Purchase Agreements

Pursuant to the Purchase Agreements, the Company shall have the exclusive worldwide right in perpetuity to use, exploit, or otherwise dispose of certain applicable Royalty Rights in all methods, manner and media, now known or hereafter developed. The Company shall also irrevocably and perpetually purchase from Income Interest Owners a percentage of Income Interest Owners’ Income Interest payable or becoming payable in respect of the applicable Music Assets (i.e., the Royalty Rights). Such Income Interest includes the Income Interest Owner’s worldwide right, title, interest, and control in and to the applicable Royalty Rights, but does not include any copyrights or administration and/or distribution rights in and to the applicable Music Assets.

Upon the effectiveness of the Purchase Agreement (or such other date as mutually agreed to by the relevant parties), the Company shall have (a) the unrestricted right to collect, receive, and retain one hundred percent (100%) of the income associated with the Royalty Rights purchased of each applicable Music Asset under such Purchase Agreement which would be payable to the selling Income Interest Owner previous to the effectiveness of such Purchase Agreement, regardless of when earned, and the right to exercise or cause the selling Income Interest Owner to exercise all audit rights of the Income Interest Owner pursuant to any publishing, administration, distribution, recording, PRO (Performing Rights Organizations) agreements, or any agreements relating to the exploitation or use of the applicable Music Asset; (b) the right to all income associated with the Royalty Rights held in third party accounts that would otherwise be payable to the Income Interest Owner previous to the effectiveness of such Purchase Agreement, on or after such each effective date due to unidentified payees, royalties on legal hold, and other accounts directly relating to the applicable Music Assets, and (c) the right to all of the selling Income Interest Owner’s rights under warranties, indemnities, and all similar rights against third parties to the extent related to any of the applicable Royalty Rights.

Use of Estimates

In preparing our financial statements pursuant to the Operating Agreement, the Manager is required to make estimates and assumptions that affect the reported amounts, particularly with respect to investments, at the date of the financial statements. Actual amounts may differ materially from these estimates.

Contingencies

We may be subject to lawsuits, investigations and claims (some of which may involve substantial dollar amounts) that can arise out of our normal business operations. We would continually assess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential amounts or ranges of probable losses, and recognize a liability, if any, for these contingencies based on a thorough analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts. Because most contingencies are resolved over long periods of time, liabilities may change in the future due to new developments (including new discovery of facts, changes in legislation and outcomes of similar cases through the judicial system), changes in assumptions or changes in our settlement strategy.

Income Taxes

The Royalty Share arrangement is intended to represent an undivided beneficial interest in a Royalty Right derived from a specified Music Asset and taxed as an investment trust for U.S. federal income tax purposes, and not as a partnership, an association, or a publicly traded partnership subject to tax as a corporation. See “Material U.S. Federal Income Tax Considerations.”

Operating Results

As of February 29, 2024, we began operations relating to facilitating investor economic exposure to, investment in, and maintenance of rights associated with the Royalty Shares.

Revenues. From January 1, 2024 through June 30, 2024, we generated $0.00 in gross revenues derived from net proceeds raised in the Offering and $0.00 in Royalty Fees, as the initial time frame of six (6) months plus one calendar quarter to perfect control of the promised goods or services was not completed in the time period. See “Revenue Recognition.”

Operating Expenses. From January 1, 2024 through June 30, 2024, we incurred $0.00 in operating expenses.

Liquidity and Capital Resources

As of June 30, 2024, our company had $0.00 in cash on hand for operations. As of the date of this Form 1-SA, while the company has sold Royalty Shares in the Offering, we have received no revenues to date from net proceeds raised in the Offering and/or Royalty Fees earned in connection with the Offering. We believe that we will receive sufficient funding from a combination of revenues from net proceeds raised in the Offering and Royalty Fees to satisfy our cash requirements for the next twelve months to implement our plan of operations.

We are dependent upon the net proceeds raised in the Offering and any Royalty Fees the Company is paid for its ongoing administrative services related to each series of Royalty Shares to fund our proposed ongoing operations. We will obtain the capital required to complete the purchase of Royalty Rights related to the issuance of Royalty Shares and provide ongoing administrative services related thereto from the proceeds of the ongoing Offering. We will further fund our ongoing operations from any Royalty Fees we deduct from gross Income Interest proceeds before Royalty Share Payments are made to the Holders of the corresponding series of Royalty Shares. For information regarding the anticipated use of proceeds in the Qualified Offering Statement, see “Estimated Use of Proceeds” and, for Royalty Fees, see “Description of Royalty Shares.”

Pursuant to the Operating Agreement, the Manager will pay, on behalf of the Company, all ordinary and necessary costs in connection with our organization and the Offering (“O&O Costs”), including costs associated with the marketing and distribution of Royalty Shares, expenses for printing, EDGARizing and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of Royalty Shares under state securities laws, including taxes and fees and accountants’ and attorneys’ fees. Pursuant to the Operating Agreement, we also reimburse the Manager at cost for its overhead, employee costs, utilities or technology costs (“Manager Operational Costs”), as well as for any out-of-pocket expenses paid to third parties in connection with providing services to us, including the fixed fees paid by the Manager to Jukebox Holding under the Administrative Services Agreement between Jukebox Holding and the Manager (“Manager Out-of-Pocket Expenses”).

We will reimburse the Manager for all O&O Costs up to a maximum of 0.50% of the aggregate gross offering proceeds from the Offering. We anticipate that reimbursement payments for O&O Costs will be made to the Manager monthly installments. To the extent O&O Costs exceed the maximum amount reimbursable, the Manager shall bear such costs that exceed the portion reimbursable by us.

Pursuant to the Operating Agreement, the Manager may invoice us at cost for any Manager Operational Costs and Manager Out-of-Pocket Expenses attributable to services provided to the Company. Reimbursements for Manager Out-of-Pocket Expenses and Manager Operational Costs will be funded from our working capital, which will itself be derived from any proceeds raised in the Offering and Royalty Fees the Company earns for its ongoing service of the Royalty Shares. The Manager may, at its sole discretion, decide to defer or waive the reimbursement of any costs or expenses incurred on our behalf. All or any portion of any deferred costs or expenses may be deferred without interest and payable when the Manager determines.

The Manager may, from time to time, incur costs outside the scope of its management of the Company pursuant to the Operating Agreement. The Manager uses its discretion only to attribute costs to the Company that are specific to the O&O Costs, Manager Out-of-Pocket Expenses, and Manager Operational Costs.

Jukebox Holding, our sponsor and parent of the Manager, has adopted a periodic dividend distribution policy pursuant to which it has the discretion to cause periodic distributions of excess working capital at the subsidiary level, including distributions by the Company to be made to the Manager, based on a comprehensive analysis of the subsidiary’s financial statements, profit projections, and regulatory requirements (“Corporate Distribution Policy”). Pursuant to the Corporate Distribution Policy, which may be amended from time to time, subsidiaries shall calculate any amounts available for dividend distribution by considering metrics including, but not limited to, the subsidiaries retained earnings, financial performance, future growth prospects, and cash flow requirements for operational and investment activities and, using this information, to determine in good faith whether a dividend distribution can made.

Other than the reimbursements for O&O Costs, Manager Out-of-Pocket Expenses and Manager Operational Costs and periodic distributions of capital under the Distributions Policy, we do not anticipate any other material capital commitments.

We do not anticipate that we will routinely maintain material liquid assets in excess of our capital commitments. Where, however, our Manager exercises its discretion to waive fees otherwise reimbursable to it pursuant to the Operating Agreement or does not exercise its discretion to distribute our excess working capital pursuant to the Corporate Distribution Policy, we may have working capital significantly in excess of our capital commitments.

If, however, we are unable to raise substantial gross offering proceeds, we will issue fewer Royalty Shares in the Offering and make fewer purchases of Royalty Rights. Given anticipated ongoing costs associated with servicing the series of Royalty Shares on an ongoing basis, we believe that issuing fewer Royalty Shares may result in higher fixed operating expenses as a proportion of our gross income. If, after purchasing the Royalty Rights and reimbursing the Manager for its O&O Costs, we do not have sufficient working capital to fund our ongoing operations, we anticipate being able to seek additional capital from the Manager and/or Jukebox Holding or that the Manager may use its discretion to waive or delay any fees reimbursable to it until such time as we may have sufficient capital to fund our operations and, if applicable, any required reimbursements. There is no guarantee that any request for additional capital from the Manager and/or Jukebox Holding will be agreed to by either party.

For information regarding the anticipated use of proceeds from the Offering and compensation to be paid to the Manager, see “Estimated Use of Proceeds” and “Management Compensation,” respectively, in the Qualified Offering Statement.

Plan of Operations

The Company plans to fund its ongoing operations from the net proceeds raised in the ongoing Offering and any Royalty Fees we deduct from gross Income Interest proceeds before Royalty Share Payments are made to the Holders of the corresponding series of Royalty Shares. Further, depending on the amount of capital raised in the Offering and our ability to raise additional capital pursuant to Rule 251(a) of Regulation A, the Company may enter into additional Purchase Agreements and Purchase Agreement Schedules in the next twelve months to fund and secure additional Royalty Rights and issue additional Royalty Shares (including through post-qualification amendments to the Qualified Offering Statement), while retaining net offering proceeds in excess of offering-related costs and earning attendant ongoing Royalty Fees sufficient to fund our ongoing operating expenses. In order to fund the acquisition of such Royalty Rights and any expected costs and expenses, the Company intends to raise capital through the issuance and sale of additional Royalty Shares related to such additional Royalty Rights in a manner that is generally consistent with the terms of the Offering.

As the Company is newly formed, it is difficult to precisely forecast the Company’s expected operational costs for the initial twelve months following commencement of the Offering. Given that the Company has no employees and minimal overhead costs of its own, as backstopped by the services of the Manager provided to the Company pursuant to the Operating Agreement, we believe that we will receive sufficient funding from a combination of net offering proceeds and from Royalty Fees to satisfy any cash requirements for the twelve month period following commencement of the Offering to implement our business plans.

If our assumptions regarding our plan of operations prove to be incorrect and we need additional capital resources to fund operations, we anticipate being able to seek additional capital from the Manager and/or Jukebox Holding or that the Manager use its discretion to waive or delay any fees reimbursable to it or distributions of working capital until such time as we may have sufficient capital to fund our operations. There is no guarantee that any request for additional capital from the Manager and/or Jukebox Holding will be agreed to by either party.

Trend Information

We are not aware of any trends, uncertainties, demands, commitments, or events that will materially affect our operations, liquidity, or capital resources.

Revenue Recognition

The Company does not charge fees or commissions for or recognize revenue in relation to the Offering of Royalty Shares. Royalty Fee revenue for ongoing administrative services related to the Royalty Shares will be recognized over time as such fees are deducted from the gross royalties received in respect of the Royalty Rights. Revenue will be recorded at the amounts the Company expects to receive.

Item 2. OTHER INFORMATION

On Sept. 20, 2024, Messrs. Sam Thacker and Wendell Younkins resigned as executive officers (respectively, President and Chief Financial Officer) of the Manager.

On Sept. 20, 2024, Mr. Andrew Brenner was appointed as Chief Executive Officer and President of the Manager. Mr. Brenner has separately served as an advisor to Jukebox Co., our parent, since June 5, 2023.

Mr. Brenner has over four decades of executive experience with top-tier financial firms including Morgan Stanley, Credit Suisse and Fidelity Investments. More recently he has advised banks, hedge funds and financial technology firms, helping to build out new business and launching new products. As President and Chief Strategy Officer of online retail broker Lightspeed Trading, Andrew oversaw the acquisition of Sterling Trading.

Andrew has his undergraduate degree from Northwestern University and holds FINRA licenses 4,7, 9, 10 and 24. His 3, 55, and 63 licenses are currently inactive. He resides in New York with his family.

Item 3. FINANCIAL STATEMENTS

JUKEBOX HITS VOL. 1, LLC

Financial Statements (Unaudited)

As of June 30, 2024 for the six-month period ended June 30, 2024

INDEX TO FINANCIAL STATEMENTS OF JUKEBOX HITS VOL. 1, LLC

Financial Statements

Jukebox Hits Vol. 1, LLC

Balance Sheet (Unaudited)

Six Months Ended June 30, 2024

ASSETS
Cash	$55,433.92
Restricted Cash	$55,433.92
Total assets	$55,433.92
LIABILITIES AND MEMBERS’ EQUITY
Due to Related Party	$300,000.00
Custodial Funds	$55,433.92
Total Liabilities	$355,433.92
Members’ Equity	$(300,000)
Total Members’ Equity	$(300,000)
Total Liabilities and Members’ Equity	$55,433.92

See accompanying notes to financial statements.

Jukebox Hits Vol. 1, LLC

Statement of Operations

Six Months Ended June 30, 2024

Revenue	—
Operating Cost and Expenses General and Administrative	0
Total Operating Expenses	0
Net Loss	—

See accompanying notes to financial statements

Jukebox Hits Vol. 1, LLC

Statement of Members’ Equity

Six Months Ended June 30, 2024

Balance at December 31, 2023	$(300,000)
Net Loss	0
Balance at June 30, 2024	$(300,000)

See accompanying notes to financial statements

Jukebox Hits Vol. 1, LLC

Statement of Cash Flows (Unaudited)

Six Months Ended June 30, 2024

Cash Flows from Operating Activities
Net Loss	$(300,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Increase (decrease) in liabilities:	—
Due to Related Party	$300,000
Net cash used in operating activities	$—
Net increase (decrease) in cash and cash equivalents	$—
Cash and cash equivalents, beginning of period	$—
Cash and cash equivalents, end of period	$—
Supplemental cash flow information
Cash paid for taxes	$—
Cash paid for interest expense	$—

See accompanying notes to financial statements.

Jukebox Hits Vol. 1, LLC

Notes to the Financial Statements (Unaudited)

NOTE 1:	Nature of the business and operations

Jukebox Hits Vol. 1 LLC (the “Company”) is a Delaware limited liability company formed on April 3, 2023. The Company was established to facilitate and manage investors’ economic exposure to the Royalty Rights. The Company will facilitate and manage investors’ economic exposure to the Royalty Rights by issuing contractual rights (known as Royalty Shares) to receive a specified portion of Income Interests it receives that relate to Royalty Rights for a specific Music Asset or compilation of Music Assets in the Offering.

The Company has entered into one or more Purchase Agreements with Income Interest Owners related to Music Assets. Royalty Shares will be issued in series, with each series corresponding to a portion of the Royalty Rights associated with a specified Music Asset or compilation of Music Assets (as applicable). Investors who acquire Royalty Shares from the Company are entitled to receive Royalty Share Payments, a pro rata portion of the royalties, fees, and other income streams embodied in Income Interests we receive from the specified Royalty Rights that correspond to such Royalty Shares (less any fees and expenses as further described herein), calculated based on the number of Royalty Shares of a particular series that an investor holds compared to the total outstanding number of Royalty Shares of such series. Royalty Shares are unsecured limited obligations of the Company and do not confer any voting rights on the holders thereof. Purchasing Royalty Shares does not confer to the investor any ownership in the Company, the Trust, or the underlying music portfolio containing the Music Assets.

As of February 29th, 2024, the Company has begun material operations.

Principles of consolidation

The financial statements and related notes of the Company have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC.

The Company intends to have a December 31st fiscal year end.

NOTE 2:	Going Concern Analysis

Under Accounting Standards Codification (“ASC”) ASC 205-40, Going Concern (“ASC 205-40”), the Company has the responsibility to evaluate whether conditions and/or events raise substantial doubt about our ability to meet our future financial obligations as they become due within one year after the date that the financial statements are issued. As required by this standard, our evaluation shall initially not take into consideration the potential mitigating effects of our plans that have not been fully implemented as of the date the financial statements are issued.

In performing the first step of this assessment, we concluded that the following conditions raise substantial doubt about our ability to meet our financial obligations as they become due. At June 30, 2024, the Company had a net loss of $300,000 and no cash flow from operating activities. Further, the Company has not conducted material operations. The Company expects to continue to generate operating losses for the foreseeable future. The accompanying unaudited financial statements do not include any adjustments as a result of this uncertainty. We expect to continue to incur negative cash flows until such time as our operating segments generate sufficient cash inflows to finance our operations and debt service requirements.

In performing the second step of this assessment, we are required to evaluate whether our plans to mitigate the conditions above alleviate the substantial doubt about our ability to meet our obligations as they become due within one year after the date that the financial statements are issued. The Company plans to fund its proposed ongoing operation from the net proceeds raised in this ongoing Offering and any Royalty Fees we deduct from gross Income Interest proceeds before Royalty Share Payments are made to the Holders of the corresponding series of Royalty Shares. Further, depending on the amount of capital raised in this Offering and our ability to raise additional capital pursuant to Rule 251(a) of Regulation A, the Company may enter into additional Purchase Agreements and Purchase Agreement Schedules in the next twelve months to fund and secure additional Royalty Rights and issue additional Royalty Shares. As the Company is newly formed and has yet to commence material operations, it is difficult to precisely forecast the Company’s expected operational costs for the initial twelve months following commencement of the Offering. If our assumptions regarding our plan of operations prove to be incorrect and we need additional capital resources to fund operations, we anticipate being able to seek additional capital from our manager, Double Platinum Management LLC (the “Manager”), and/or the parent company of our Manager, Jukebox Co., or that the Manager use its discretion to waive or delay any fees reimbursable to it or distributions of working capital until such time as we may have sufficient capital to fund our operations.

There is no assurance that sufficient funds required during the next year or thereafter will be generated from operations or that funds will be available through external sources. The lack of additional capital resulting from the inability to generate cash flow from operations or to raise capital from external sources would force the Company to substantially curtail or cease operations and would, therefore, have a material effect on the business. Furthermore, there can be no assurance that any such required funds, if available, will be available on attractive terms or they will not have a significant dilutive effect on the Company’s existing shareholders. We have therefore concluded there is substantial doubt about our ability to continue as a going concern through December 31, 2024.

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from our failure to continue as a going concern.

NOTE 3:	Summary of significant accounting policies

Basis of presentation

The accounting and reporting policies of the Company conform to U.S. GAAP. The Company’s fiscal year end is December 31.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. At the time of preparation of these financial statements, the Company did not have cash.

Concentration of credit risks

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company does not currently hold any cash, but will in the future place its cash and cash equivalents with financial institutions of high credit worthiness. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Fair value of financial instruments

The Company measures fair value under a framework that utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of inputs which prioritize the inputs used in measuring fair value are:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

At the time of preparation of these financial statements, the Company did not identify any assets or liabilities that are required to be presented on the balance sheets at fair value in accordance with ASC 820, Fair Value Measurement.

Revenue recognition

The Company will recognize revenue in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customer (“ASU No. 2014-09”). The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements.

Revenue is recognized based on the following five step model:

•	Identification of the contract with a customer

•	Identification of the performance obligations in the contract

•	Determination of the transaction price

•	Allocation of the transaction price to the performance obligations in the contract

•	Recognition of revenue when, or as, the Company satisfies a performance obligation

Revenues are recognized when control of the promised goods or services is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for transferring those goods or services. At the time of preparation of these financial statements, the Company had neither generated, nor recognized any revenue.

Income taxes

The Company is a limited liability company that is taxed as a partnership for federal and state income tax purposes. At the time of preparation of these statements, the Company had not generated any income and, thus, owed no income taxes.

Recent accounting pronouncements

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

Organizational & offering costs

The Company has been informed by the Manager, that the Manager will pay, on behalf of the Company certain organizational and offering costs (“O&O costs”). The Company will reimburse the Manager for all O&O Costs up to a maximum of 0.50% of the aggregate gross offering proceeds from the Offering of Royalty Shares. The Manager uses its discretion only to attribute costs to the Company that are specific to the O&O Costs, Manager Out-of-Pocket Expenses, and Manager Operational Costs. The Manager may, at its sole discretion, decide to defer or waive any costs or expenses incurred on our behalf. The Company anticipate the total costs and expenses incurred by the Manager on our behalf at the time of qualification to be approximately $300,000.

NOTE 4:	Related party arrangements

Transactions between related parties are considered to be related party transactions even though they may not be given accounting recognition. ASC 850, Related Party Disclosures (“ASC 850”) requires that transactions with related parties that would make a difference in decision making shall be disclosed so that users of the financial statements can evaluate their significance. Related party transactions typically occur within the context of the following relationships:

•	Affiliates of the entity;

•	Entities for which investments in their equity securities is typically accounted for under the equity method by the investing entity;

•	Trusts for the benefit of employees;

•	Principal owners of the entity and members of their immediate families;

•	Management of the entity and members of their immediate families.

Other parties that can significantly influence the management or operating policies of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The Company and the Manager are considered related parties under ASC 850. As described in Note 3, Summary of significant accounting policies—Organizational & offering costs, the Manager will pay, on behalf of the Company certain O&O costs. At December 31, 2023, the Company anticipates $300,000 in total costs and expenses to be paid by the Manager on behalf of the Company. The O&O reimbursable costs were not negotiated at arm’s length.

NOTE 5:	Commitments and contingencies

Related Party Reimbursable O&O Costs

The Company has a contingent liability related to potential future reimbursements to the Manager for O&O costs that were paid by the Manager on the Company’s behalf. The Company anticipates the total costs and expenses incurred by the Manager on our behalf at the time of qualification to be approximately $300,000 and may be subject to reimbursements by the Company in future periods subject to the conditions described in Note 3, Summary of significant accounting policies—Organizational & offering costs.

Legal Proceedings

The Company is not currently involved with and does not know of any pending or threatened litigation against the Company.

NOTE 6:	Purchase agreements

The Company has entered into a Purchase Agreement, dated as of November 5, 2023 (the “Coda Purchase Agreement”), with Coda Songs LLC, a Delaware limited liability company (“Coda”). Coda has agreed to make a portion of its Income Interests in certain Compositions and Recordings available for purchase by the Company and the Company will have an option (but not an obligation) to acquire some or all of such portion of its Income Interests in accordance with the terms and conditions of the Coda Purchase Agreement. The Coda Purchase Agreement was not negotiated at arm’s length.

NOTE 7:	Membership interests

At the time of preparation of these statements, the Manager owns 100% of the Company’s membership interests.

NOTE 8:	Subsequent events

The Company has evaluated all events that have occurred after the balance sheet date through September 30, 2024, the date these financial statements were available to be issued. Based upon the evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the accompanying financial statements.

NOTE 9:	Custodial Funds

The Company receives funds from investors, which are held in a trust account by Brassica, a third-party custodian, until they are disbursed to the rights holders for the purchase of Music Assets. The funds are recorded as liabilities on the Company’s balance sheet and are excluded from the Company’s assets, as the Company has no ownership interest or rights to these funds. The accounting treatment follows ASC 946 (Financial Services - Investment Companies) and ASC 940 (Financial Services - Brokers and Dealers), which require recognition of these funds as liabilities until disbursed.

PART III – EXHIBITS

Exhibit No.	Description

2.1	Certificate of Formation of the Company

2.2 3.1 3.2	Form of Second Amended and Restated Limited Liability Company Agreement of the Company Form of Royalty Share Agreement Form of Jukebox Hits Vol. 1 Delaware Statutory Trust Agreement

4.1	Form of Subscription Agreement

6.1	Form of Platform Access Agreement, by and between the Company and Jukebox Technology

6.2	Asset Purchase Agreement, dated as of November 5, 2023, by and between Coda Songs LLC, Jukebox Co. and the Company

6.3	Terms of Use of the JKBX Platform

6.4	Form of Administrative Services Agreement

6.5	Form of Custody Agreement

6.6	Asset Purchase Agreement dated as of May 3, 2024, by and between Andrew Britton and Jukebox Co.

10.1	Power of Attorney (included on signature page hereto)

11.1	Consent of BARTON CPA

11.2	Consent of Ketsal PLLC

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A, and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pound Ridge, State of New York, on September 30, 2024.

JUKEBOX HITS VOL.1, LLC

By:	DOUBLE PLATINUM LLC, its manager

By:	/s/ Andrew Brenner
Name:	Andrew Brenner
Title:	Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Andrew Brenner as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including all pre-qualification and post-qualification amendments) to this Form 1-A offering statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact and agent or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of Regulation A, this Form 1-A has been signed by the following persons in the capacities indicated on September 30, 2024.

Signature	Title	Date
/s/ Andrew Brenner	Chief Executive Officer of Double Platinum, LLC	September 30, 2024